Contact

www.linkedin.com/in/peter-maxim-phd-81423a1a (LinkedIn)
x.com/ThePHASERGuy (Other)

Top Skills

Research and Development (R&D)
University Teaching
Higher Education

Languages

English (Native or Bilingual)
German (Native or Bilingual)
Hungarian (Native or Bilingual)
Romanian (Native or Bilingual)
French (Elementary)

Certifications

Therapeutical Physics
Wiley Top Downloaded Paper

Honors-Awards

Henry S. Kaplan Memorial Prize for Teaching in Radiation Oncology
Teacher of the Year Award
Orsak Innovation Fund, Stanford Cancer Center (2006)
Young Investigator Travel Scholarship
Young Investigator Fellowship

Publications

Comparison of film measurements and Monte Carlo simulations of dose delivered with very high-energy electron beams in a polystyrene phantom.

Patents

Methods and systems for beam intensity-modulation to facilitate rapid radiation therapies

Peter Maxim, PhD

Professor and Vice-Chair of Medical Physics at the University of California Irvine - Radiation Oncology, Co-Founder, Board of Directors - TibaRay, Inc.
Irvine, California, United States

Summary

Peter Maxim is a Professor and Vice-Chair of Medical Physics at UC Irvine, where he leads the development of advanced, curative radiation therapy for various types of malignancies and new indications. With over 20 years of experience in medical physics and biophysics, he is an expert in stereotactic ablative radiation therapy (SABR), four-dimensional computed tomography (4D CT), and ultra-rapid FLASH radiation.

He is also a Co-founder of TibaRay, Inc., a company designing and building a next-generation medical linear accelerator that can deliver radiation in sub-second timescales, effectively 'freezing' all tumor and organ motion while increasing the therapeutic index of radiotherapy. Peter holds multiple patents and publications in radiation oncology and has received several honors and awards for his teaching and innovation. He is certified by the American Board of Radiology in Therapeutic Radiologic Physics and holds a PhD in Biophysics from Humboldt University, Berlin. His vision is to increase survival worldwide from top cancer and non-cancer causes of mortality through novel and safe radiation therapy.

Experience

UC Irvine

4 years 9 months

Professor and Vice-Chair of Medical Physics
June 2021 - Present (4 years 9 months)
Orange County, California, United States

As the Medical Physics Division leader, I oversee the procurement of clinical equipment, drive hospital expansion, and conduct impactful cancer research. My expertise shapes patient care and advances medical science.

Medical Physics Residency Program Director

Method and apparatus for radioablation of regular targets such as sympathetic nerves

Pluridirectional very high electron energy radiation therapy systems and processes

Arrays of accelerating structures and rapid imaging for facilitating rapid radiation therapies

4d anatomically based image selection procedure for medical imaging

December 2022 - Present (3 years 3 months)
Irvine, California, United States

The UCI Medical Physics Residency Program offers comprehensive training in cutting-edge technologies and technical.

TibaRay, Inc
11 years 3 months

Board Member
September 2024 - Present (1 year 6 months)
Fremont, California, United States

Founder
December 2014 - Present (11 years 3 months)
Fremont, California, United States

TibaRay is designing and building next-generation medical linear accelerator technologies capable of delivering radiation in sub-second timescales, effectively 'freezing' all tumor and organ motion while increasing the therapeutic index of FLASH radiotherapy.

Indiana University School of Medicine
Associate Professor, Director and Vice Chair of Radiation Oncology Physics
October 2018 - May 2021 (2 years 8 months)
Indianapolis, Indiana, United States

Stanford University School of Medicine
13 years 4 months

Assistant Professor
February 2007 - September 2018 (11 years 8 months)
Stanford, California, United States

In addition to teaching, I spearheaded the design and implementation of novel radiation delivery approaches.

Clinical Instructor
June 2005 - January 2007 (1 year 8 months)

This was my first job as a Medical Physicist in Radiation Oncology

Education

StartX

Founder, F21 · (2021 - October 2022)

Stanford University School of Medicine
Postdoctoral Fellow, Medical Physics · (June 2003 - May 2005)

Stanford University School of Medicine
Visiting Scholar, Biophysics · (November 1998 - May 2003)

Humboldt-Universität zu Berlin
Dr. rer. nat. (PhD), Biophysics · (1997 - 2003)

Technical University Berlin
Master's degree, Physics · (1990 - 1997)